

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 26, 2008

Mr. Robert E. Corbin
Principal Financial Officer
Spindletop Oil & Gas Co.
12850 Spurling Rd., Suite 200
Dallas, TX 75230

> **Re: Spindletop Oil & Gas Co.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2007**
> **Form 10-Q/A for Quarter Ended March 31, 2008**
> **Form 10-Q/A for Quarter Ended June 30, 2008**
> **Filed November 20, 2008**
> **Form 10-Q for the Quarter Ended September 30, 2008**
> **Filed November 14, 2008**
> **Response letter dated November 20, 2008**
> **File No. 000-18774**

Dear Mr. Corbin:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Controls and Procedures, page 37

1. We note you have not complied with prior comment 3(b), as you continue to state that your *disclosure controls and procedures* were effective as of the end of the fiscal year. While we understand that you may have reached this conclusion when performing your evaluation, we believe that you will need to further revise your disclosure to clarify that having subsequently considered the omission of the required disclosure about internal control over financial reporting, you must now conclude that your disclosure controls and procedures were *not effective* as of December 31, 2007. Please contact us by telephone if you require further clarification or guidance. We reissue prior comment 3.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Controls and Procedures, page 13

2.   We note that although you modified disclosures in the amendments to your first
        and second quarter interim reports in response to prior comment 5, to clarify
        disclosures about how your disclosure controls and procedures are effective, you
        have not provided sufficient clarity in the corresponding disclosure in your third
        quarter report. We reissue prior comment 5.

Engineering Comments

Quantities of Proved Reserves, page 76

3.   We note your response to prior comment 11, regarding the need to disclose the
        reasons for significant changes in estimates of proved reserves. Although we
        should have referred to the significant revisions to your 2005 proved reserves,
        rather than significant revisions of your 2006 proved reserves, we would like you
        to comply with paragraph 11 of SFAS 69. Under this guidance, we would expect
        you to identify and discuss the technical factors that led to the significant
        revisions of your 2005 proved reserves, i.e. the decreases amounting to 137,414
        barrels of oil and 6,822,992 MCF of gas. Please ensure that you include this
        required disclosure when filing your amendment.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief